UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  May 5, 2015

BAYLAKE CORP.

(Exact name of registrant as specified in its charter)

Wisconsin	001-16339	39-1268055
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

217 North Fourth Avenue Sturgeon Bay, Wisconsin (Address of principal executive offices)	54235 (Zip code)

(920) 743-5551

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement.

On May 5, 2015, Baylake Corp. (“Baylake”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NEW Bancshares, Inc., a Wisconsin corporation (“NEW Bancshares”).  The Merger Agreement contemplates that NEW Bancshares will be merged with and into Baylake, with Baylake continuing as the surviving corporation (the “Merger”).  Immediately prior to consummation of the Merger, NEW Bancshares will sell substantially all of the assets of its indirect subsidiary, Novak Agency, Inc. (“Novak”) to the principals of Novak on terms reasonably agreed to by Baylake.

Under the terms of the Merger Agreement, shareholders of NEW Bancshares will receive, in the aggregate, approximately $3.9 million of Baylake common stock plus approximately $5.8 million in cash.  The number of shares of Baylake common stock to be issued to NEW Bancshares shareholders will be determined based on the average of the average daily high and low sale price per share of Baylake common stock on The NASDAQ Capital Select Market (“NASDAQ”) during the 10 consecutive trading days ending on and including the second trading day immediately prior to the date the Merger closes, ranging between approximately $11.10 per share and $13.56 per share.  The transaction is expected to close late in the third quarter or early in the fourth quarter of 2015, subject to the conditions set forth in the Merger Agreement.

NEW Bancshares has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) to conduct business in the ordinary course between the execution of the Merger Agreement and the completion of the Merger and covenants not to engage in certain kinds of transactions during that period; (ii) to seek certain consents and assignments; (iii) not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative business combination transactions; and (iv) subject to certain exceptions, not to change, qualify, withhold, withdraw or modify in a manner adverse to Baylake the recommendation of NEW Bancshares’ Board of Directors to NEW Bancshares’ shareholders, as described below.  NEW Bancshares has also agreed to convene and hold a meeting of its shareholders for the purpose of approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and the NEW Bancshares’ Board of Directors has resolved to recommend that the shareholders of NEW Bancshares vote in favor of adoption and approval of the Merger Agreement and the Merger.

Consummation of the Merger is subject to various customary conditions, including, among others, (a) the adoption and approval of the Merger Agreement by the requisite vote of the NEW Bancshares shareholders; (b) effectiveness of the registration statement for the Baylake common stock to be issued in the Merger; (c) receipt of required regulatory approvals; and (d) approval of the listing on NASDAQ of the Baylake common stock to be issued in the Merger.  The Merger Agreement contains certain termination rights and provides that, in the event of termination of the Merger Agreement (i) by Baylake if there is a Change of Recommendation (as defined in the Merger Agreement) or if NEW Bancshares shall have materially violated or breached its obligations not to solicit proposals relating to alternative business combination transactions, (ii) by NEW Bancshares in order to enter into a definitive agreement with respect to an unsolicited Superior Offer (as defined in the Merger Agreement), or (iii) by either party if the requisite vote of the NEW Bancshares shareholders is not obtained at the NEW Bancshares shareholder meeting, then NEW Bancshares will pay a termination fee of $300,000 to Baylake within two business days after such termination.  In the event of termination of the Merger Agreement by NEW Bancshares because Baylake fails to  (i) use its best efforts to have the common stock to be issued pursuant to the Merger Agreement approved for listing on NASDAQ; (ii) use its best efforts to cause the Merger to qualify as a reorganization under the Internal Revenue Code of 1986; or (iii) take the necessary action required to obtain regulatory approval of the Merger, then Baylake will pay to NEW Bancshares a termination fee in the amount of NEW Bancshares’ documented out-of-pocket expenses incurred in conjunction with the Merger Agreement within two days after such termination.  In addition, subject to certain exceptions and limitations, either party may terminate the Merger Agreement if the Merger is not consummated by October 31, 2015, or December 31, 2015 in the event that the Merger has not been consummated by October 31, 2015 solely due to a delay in obtaining any regulatory approval required by the Merger Agreement.  The consummation of the Merger is not subject to a financing condition.

Concurrently with the execution of the Merger Agreement, and as a condition to Baylake’s willingness to enter into the Merger Agreement, NEW Bancshares directors (collectively, the “NEW Bancshares Directors”) entered into a Voting Agreement, dated as of May 5, 2015 (the “Voting Agreement”).  Pursuant to the Voting Agreement, the NEW Bancshares Directors have agreed, subject to the terms thereof, to vote all shares of NEW Bancshares common stock beneficially owned or controlled by them in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger; provided, however, that in response to an unsolicited bona fide written Acquisition Proposal (as defined in the Merger Agreement) that did not result from NEW Bancshares’ breach of the Merger Agreement, each NEW Bancshares Director may take such actions (in such capacities) as are required to fulfill the directors’ fiduciary duties to NEW Bancshares and the NEW Bancshares shareholders, subject to the restrictions and conditions set forth in the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibits 2.1 and 2.2, respectively, and are incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms.  It is not intended to provide any other factual information about NEW Bancshares.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of NEW Bancshares, Baylake or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Baylake’s public disclosures.

Item 8.01.  Other Events.

On May 8, 2015, Baylake and NEW Bancshares issued a joint press release announcing the entry into the Merger Agreement.

A Copy of the press release is attached as Exhibit 99.1, and is incorporated by reference herein.

Item 9.01.  Financial Statements and Exhibits.

(d)

Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and between Baylake Corp. and NEW Bancshares, Inc., dated as of May 5, 2015

2.2	Voting Agreement by and between Baylake Corp. and the persons listed on Schedule I attached thereto, dated as of May 5, 2015

99.1	Press Release dated May 8, 2015

Forward-Looking Statements

Statements about the expected timing, completion and effects of the proposed Merger and all other statements in this report, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.  All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements.  Baylake may not be able to complete the proposed Merger on the terms described above or other acceptable terms or at all, or actual results may differ materially from forward-looking statements, because of a number of factors, including but not limited to:  ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by the NEW Bancshares shareholders, on the expected terms and schedule; delay in closing the Merger; the possibility that the terms of the proposed Merger may need to be modified to satisfy such approvals or conditions; difficulties and delays in integrating the respective businesses of Baylake and NEW Bancshares or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Baylake’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; the inability to retain key lending team members; competitive conditions; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and those factors referenced in Item 1A.  Risk Factors in Baylake’s 2014 annual report on Form 10-K, quarterly reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”).  Baylake expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences.

Additional Information

Communications in this current report on Form 8-K do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval.  The proposed Merger and issuance of Baylake common stock in connection with the proposed Merger will be submitted to the NEW Bancshares shareholders for their consideration and approval.  Baylake will file with the SEC a registration statement on Form S-4 that will include a proxy statement to be used by NEW Bancshares to solicit the required approval of their shareholders in connection with the proposed Merger and will constitute a prospectus of Baylake.  Baylake may also file other documents with the SEC concerning the proposed Merger.  INVESTORS AND SECURITY HOLDERS OF NEW BANCSHARES ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders may obtain a free copy of the proxy statement and prospectus and other documents containing important information about Baylake and NEW Bancshares, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Baylake will be available free of charge on Baylake’s website at www.baylake.com.

NEW Bancshares and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NEW Bancshares in connection with the proposed transaction.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 8, 2015

BAYLAKE CORP.

By:

/s/ Kevin L. LaLuzerne

Kevin L. LaLuzerne

Senior Vice President and Chief Financial
Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and between Baylake Corp. and NEW Bancshares, Inc., dated as of May 5, 2015

2.2	Voting Agreement by and among Baylake Corp., and the persons and entities listed on Schedule I attached thereto, dated as of May 5, 2015

99.1	Press Release dated May 8, 2015

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